AGORA SA

File No.: 82 – 4941

Warsaw, November 13th, 2003

03037410

United States
Securities and Exchange Commission
Washington D.C. 20549

RECD S.E.C.
NOV 14 2003
1086

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

SUPPL

Enclosed, please find the Company's announcements released between August 8, 2003 and November 13, 2003.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Sincerely,

Katarzyna Galant
Corporate Affairs Specialist

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

dlw 11/17

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on September 3, 2003:
Agora will grant a loan to AMS

The Management Board of Agora SA (the "Company") hereby informs about entering on September 2, 2003 into a loan agreement amounting to PLN 5,000,000 with Agora's subsidiary, Art Marketing Syndicate SA ("AMS").

The amount of the loan shall be transferred to AMS by September 5, 2003. The principal repayment date shall be August 31, 2006. Interest for a given year will be payable by the end of January of the following year, except for the year 2003, where interest shall be paid on December 31, 2003 and the year 2006, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, permanent deterioration of the financial or operating standing of AMS, as well as in case of infringement of principal provisions of the loan agreement.

On September 2, 2003 Agora SA held 4,887,434 of AMS shares which constitute 99.77% of the share capital and entitle the Company to exercise 99.80% of the overall number of voting rights at AMS General Meeting of Shareholders.

The Company's Announcement released on September 3, 2003:
Annex to loan agreement with Pekao S.A.

The Management Board of Agora SA with its seat in Warsaw hereby informs that on September 2, 2003 an annex has been effectively concluded to the syndicated loan agreement up to PLN 500 million, entered into on April 5, 2002 with Bank Polska Kasa Opieki S.A. Agora SA informed about the agreement in the current report dated April 5, 2002. The Annex does not amend any of the material stipulations of the above agreement (which stipulations were detailed in the above-mentioned report) but arranges certain technical issues raised up in the course of the execution of the agreement and concerning counting interest, principal repayment and functioning of some of the loan's collaterals.

The Company's Announcement released on September 16, 2003:

Share capital increase of "Twoje Radio" Sp. z o.o. filed in the register

The Management Board of Agora SA hereby informs that on August 29, 2003 the share capital increase of Agora's subordinate company "Twoje Radio" Sp. z o.o. was filed in the National Registry Court.

The share capital increase of "Twoje Radio" Sp. z o.o. was effected in consequence of raising the nominal value of a share executed in order that the amount of share capital complies with the stipulations of the Commercial Companies Code. After the increase, the share capital amounts to PLN 50,000 while the overall number of votes at the general meeting equals 100.

After the share capital increase, Agora SA stake in "Twoje Radio" Sp. z o.o. has not changed - Agora holds 19% of shares entitling it to execute 19% of voting rights at the general meeting.

The Company's Announcement released on September 24, 2003:
Member of the board announces stock sale

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified on September 23rd, 2003 by the Vice President of the Board Mr. Zbigniew Bak about the sale of 11,222 (say: eleven thousand two hundred twenty two) ordinary bearer shares of Agora SA. The transactions were carried out on the Warsaw Stock Exchange on September 23rd, 2003. The average sales price was PLN 52,94 per share.

AGORA SA

File No.: 82 – 4941

The Company's announcement released on September 26, 2003:
Member of the board announces stock sale

The Management Board of Agora SA with the seat in Warsaw hereby informs about having been notified that on September 26, 2003 the President of the Board - Mrs. Wanda Rapaczynski - was informed on the sale of 19,632 (say: nineteen thousand six hundred and thirty two) ordinary bearer shares of Agora SA during the Warsaw Stock Exchange sessions that took place on September 24 and September 25, 2003. The average sales price was PLN 53.27 per share. The sale of shares was carried out on the basis of an order dated September 22, 2003. The sold shares constituted 1.4% of the total number of shares held by Mrs. Wanda Rapaczynski on September 21, 2003.

After the transaction Mrs. Wanda Rapaczynski holds 1,357,903 shares in Agora SA.

The Company's announcement released on October 2, 2003:
Purchase of shares in Media System Europlakat

The Management Board of Agora SA hereby informs that on October 1, 2003 Art Marketing Syndicate S.A. ("AMS") - subsidiary of Agora SA - acquired 60 shares of the company Media System Europlakat Group Sp. z o.o with its seat in Warsaw ("Media System" or "the Company") at the nominal value PLN 12,500 each from the company DSM Deutsche Städte - Medien GmBH with its seat in Frankfurt, Federal Republic of Germany, the company Europlakat International Werbeges GmBH with its seat in Vienna, Austria and three natural persons - Polish citizens (altogether called "the Sellers").

Acquired shares constitute 100% of Media System share capital and provide 100% of voting rights at the Company's General Meeting. Share purchase price stood at PLN 1,943,240.69. AMS also purchased from the Sellers the receivables of Media System at the price of PLN 1,129,818.31, which price encompasses the nominal value of purchased receivables and interest. The purchase price may be decreased after final verification of Media System's assets. Apart from detailing their conditions, the agreement regarding the above transactions also specifies the Seller's liability for Media System economic and legal status and stipulates that a part of the price shall be deposited in order to satisfy potential claims of third parties to the Company's property.

Media System Sp. z o.o. is the owner of nearly 100 backlight, big-format outdoor advertising panels in Warsaw.

Additional information:

1) the investment was financed from AMS own resources and long-term loans

2) AMS investment in Media System Europlakat Group Sp. z o.o. is of a long-term nature

3) shares were acquired on the basis of share sale agreement concluded by AMS and the Sellers on October 1, 2003

4) the book value of the acquired shares in AMS books equals PLN 1,943,240.69

5) before entering into the agreement no relationship between Agora SA or AMS and the Sellers or Media System existed.

6) value of purchased assets has been classified as material on the basis of § 2 item 3 of the Cabinet Decree on WSE information obligations

The Company's announcement released on October 13, 2003:
Agora will grant a loan to AMS

The Management Board of Agora SA (the "Company") hereby informs about entering on October 13, 2003 into a loan agreement amounting to PLN 5,000,000 with Agora's subsidiary, Art Marketing Syndicate SA ("AMS").

The amount of the loan shall be transferred to AMS by October 15, 2003. The principal repayment date shall be October 31, 2006. Interest for a given year will be payable by the end of January of the following year, except for the year 2006, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, permanent deterioration of the financial or

operating standing of the AMS, as well as in case of infringement of principal provisions of the loan agreement.

On October 13, 2003 Agora SA held 4,890,080 of the AMS shares which constitute 99.82% of the share capital and entitle the Company to exercise 99.85% of the overall number of voting rights at the AMS General Meeting of Shareholders.

The Company's announcement released on October 15, 2003:
Announcement of bankruptcy of subsidiary company

The Management Board of Agora SA with its seat in Warsaw hereby informs that on October 15, 2003 it was notified of issuing on September 30, 2003 a decision by the XV Commercial Department of the District Court in Poznan concerning the announcement of bankruptcy of "Active Media" Sp. z o.o. with its seat in Poznan - Agora SA subsidiary company. The decision is not legaly binding. The Court appointed the judge commissioner - Marek Sachajko as well as the receiver - Piotr Kondek.

The Company's announcement released on October 22, 2003:
Increasing stake in Twoje Radio Sp. z o.o.

The Management Board of Agora SA ("Agora") with its seat in Warsaw hereby informs about

the purchase of shares in the company "Twoje Radio" Sp. z o.o. constituting 4.00% of "Twoje Radio" share capital, at the total share purchase price of PLN 35,000. As a result of the purchase, Agora's share in the company's capital was increased to 23.00% which constitutes 23.00% of voting rights at the general meeting.

Additional information:

1. The investment was financed from Agora's equity;

2. The investment in "Twoje Radio" Sp. z o.o. is of a long-term nature;

3. The nominal value of 4 shares purchased by Agora in the company "Twoje Radio" totals PLN 2000;

4. The book value of the purchased shares in the issuer's books equals PLN 35,350;

5. The shares were purchased on the basis of the agreement of October 8, 2003 entered into by Agora and two natural persons ("Vendors"). The share purchase price was settled by Agora and Vendors on the basis of the above mentioned agreement on October 17, 2003.;

6. Vendors and Agora are shareholders in the company "Twoje Radio" where, prior to the purchase of the shares, Agora held 19.00% of the share capital.

The Company's announcement released on October 23, 2003:
Increasing stake in Radio Blue FM (Tychy)

The Management Board of Agora SA with its seat in Warsaw (the "Company") hereby informs of acquiring on October 16, 2003 of 45.00% of the share capital in the company under the business name "Regionalne Przedsiebiorstwo Zwiazkowe" Sp. z o.o. with its seat in Tychy, the broadcaster of a local radio program "Radio Blue FM" (Tychy).

As a result of the acquisition of the above-mentioned stake, Agora SA holds 49.00% in RPZ share capital, which entitles the Company to 49.00% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from the Company's equity.

2) The investment in Regionalne Przedsiębiorstwo Związkowe Sp. z o.o. is of a long-term nature.

3) Agora SA acquired 45 (forty five) shares of RPZ of a total nominal value of PLN 22,500.00.

4) The acquisition of shares took place on October 16, 2003, on the basis of a share disposal agreement entered into between Agora SA and the vendor of shares - Silesia and Dabrowa Region of Independent and Self-Governing Trade

AGORA SA

File No.: 82 – 4941

Union Solidarity, with its seat in Katowice at 7 Floriana Street, entered into the register held by National Commission of Independent and Self-Governing Trade Union Solidarity.

5) Both the vendor and Agora SA were shareholders in RPZ Sp. z o.o., in which company Agora had previously held 4.00% of the share capital entitling it to exercise 4.00% of voting rights at the General Meeting of Shareholders.

The Company's announcement released on November 6, 2003:
Financial report for 3Q `03
presented according to Polish Accounting Standards

SA-QSr III/2003

(quarter/year)

for the issuer of securities providing production, building, trade or service business)

\ccording to the § 57 section 2, § 58 section 1 § of the Cabinets Decree as at 16 October 2001
- Dz.U. No 139, item no. 1569 and of 2002 No 31, item no. 280

/lanagement Board of AGORA SA announces
:or the 3 rd quarter of the year 2003

6 November 2003

SELECTED FINANCIAL DATA	'000 PLN 3 quarters cumulatively from 1/01/2003 to 30/09/2003	'000 PLN 3 quarters cumulatively prior year from 1/01/2002 to 30/09/2002	'000 EURO 3 quarters cumulatively from 1/01/2003 to 30/09/2003	'000 EURO 3 quarters cumulatively prior year from 1/01/2002 30/09/2002
. Net sales of merchandise and finished products	619,917	555,940	142,739	145,622
I. Profit on operating activities	25,304	59,528	5,826	15,593
II. Profit before taxation	9,725	65,175	2,239	17,072
V. Net profit (loss)	2,296	50,945	529	13,344
/. Net cash flow from operating activities	98,444	139,472	22,667	36,533
/I. Cash flow from investment activities	(34,269)	(199,733)	(7,891)	(52,318
/II. Cash flow from financing activities	(29,719)	(1,788)	(6,843)	(468
/III. Total net cash flows	34,456	(62,049)	7,934	(16,253
X. Total assets	1,381,012	1,201,449	303,492	295,967
(. Liabilities and provisions for liabilities	314,615	137,442	69,140	33,858
(I. Long-term liabilities	113,347	64	24,909	16
(II. Short-term liabilities	112,872	77,469	24,805	19,084
(III. Equity	1,065,375	1,062,995	234,128	261,860
(IV. Share capital	56,758	56,758	12,473	13,982
(V. Number of shares	56,757,525	56,757,525	56,757,525	56,757,525
(VI. Net profit per ordinary share (w PLN / EUR)	0.07	0.83	0.02	0.22
(VII. Diluted profit / (loss) after taxation per ordinary share (w PLN / EUR)	-	-	-	-
(VIII Book value per share (w PLN / EUR)	18.77	18.73	4.13	4.61
(IX. Diluted book value per share (w PLN / EUR)	-	-	-	-
(X. Declared dividend per one share (w PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 30/09/2003 (current year)	as at 30/06/2003 (current year)	as at 30/09/2002 (prior year)	as at 30/06/2002 (prior year)
	-	-	-	
I. Fixed assets	1,127,887	1,153,242	1,001,873	961,121

AGORA SA

File No.: 82 – 4941

1. Intangible fixed assets, including	101,339	101,768	96,330	99,117
- goodwill	9,990	10,282	3,157	3,406
2. Goodwill of subordinated entities	174,921	174,903	29,907	21,298
3. Tangible fixed assets	825,017	846,409	814,102	806,147
4. Long-term debtors	37	43	43	5
4.1. From related entities	-	-	-	-
4.2. From other entities	37	43	43	5
5. Long-term investments	25,549	28,951	60,955	33,937
5.1. Real estate property	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial assets	25,549	28,951	60,955	33,937
a) in related entities	17,556	16,675	40,484	15,698
- shares in subordinated entities accounted for under the equity method	771	862	-	910
- shares in subsidiaries and co-owned subsidiaries excluded from consolidation	1,476	1,476	1,657	1,657
b) in other entities	7,993	12,276	20,471	18,239
5.4. Other long-term investments	-	-	-	-
6. Long-term interperiod settlements	1,024	1,168	536	617
6.1. Assets from deferred income tax	-	-	-	-
6.2. Others	1,024	1,168	536	617
II. Current assets	**253,125**	**240,222**	**199,576**	**235,983**
1. Inventories	15,353	13,162	14,234	15,139
2. Short-term receivables	124,725	130,404	104,391	113,598
2.1. From related entities	1,791	1,490	1,448	1,888
2.2. From other entities	122,934	128,914	102,943	111,710
3. Short-term investments	100,634	87,684	79,443	104,918
3.1. Short-term financial assets	100,634	87,684	79,443	104,901
a) in related entities	1,666	1,331	215	225
b) in other entities	13,452	23,883	3,433	2,366
c) cash and other cash assets	85,516	62,470	75,795	102,310
3.2. Other short-term investments	-	-	-	17
4. Short-term interperiod settlements	12,413	8,972	1,508	2,328
Total assets	**1,381,012**	**1,393,464**	**1,201,449**	**1,197,104**
Liabilities and shareholders' equity				
I. Equity	**1,065,375**	**1,071,313**	**1,062,995**	**1,058,044**
1. Share capital	56,758	56,758	56,758	56,758
2. Outstanding share capital contributions (negative figure)	-	(1)	-	-
3. Entity's own shares (negative figure)	-	-	-	-
4. Reserve capital	1,015,907	1,015,891	967,777	967,777
5. Revaluation reserve	529	545	581	581
6. Other reserve capital	-	-	-	-
7. Foreign exchange translation differences on consolidation	-	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	-	-	-	-
8. Accumulated profit/(loss) from previous years	(10,115)	(10,115)	(13,066)	(13,066)
9. Net profit for the year	2,296	8,234	50,945	45,994
10. Write-offs from net profit for the financial year (negative figure)	-	-	-	-
II. Minority interest	**1,022**	**959**	**1,012**	**932**
III. Negative goodwill of subordinated entities	-	-	-	-
IV. Liabilities and provisions for liabilities	**314,615**	**321,192**	**137,442**	**138,128**
1. Provisions for liabilities	55,257	59,494	41,515	37,983

File No.: 82 – 4941

1.1. Provision for deferred income tax	43,377	44,407	29,373	25,167
1.2. Provision for retirement severances and similar benefits	1,711	1,818	-	-
a) long-term provisions	1,624	1,542	-	-
b) short-term provisions	87	276	-	-
1.3. Other provisions	10,169	13,269	12,142	12,816
a) long-term provisions	7,680	9,031	9,733	9,600
b) short-term provisions	2,489	4,238	2,409	3,216
2. Long-term liabilities	113,347	122,066	64	59
2.1. To related entities	-	-	43	-
2.2. To other entities	113,347	122,066	21	59
3. Short-term liabilities	112,872	108,103	77,469	83,143
3.1. To related entities	764	402	146	815
3.2. To other entities	96,912	92,470	66,148	71,105
3.3. Special funds	15,196	15,231	11,175	11,223
4. Interperiod settlements	33,139	31,529	18,394	16,943
4.1. Negative goodwill	-	-	9	37
4.2. Other interperiod settlements	33,139	31,529	18,385	16,906
a) long-term	4,555	5,155	107	54
b) short-term	28,584	26,374	18,278	16,852
Total equity and liabilities	**1,381,012**	**1,393,464**	**1,201,449**	**1,197,104**

Book value	**1,065,375**	**1,071,313**	**1,062,995**	**1,058,044**
Number of shares	**56,757,525**	**56,757,525**	**56,757,525**	**56,757,525**
Book value per share in PLN	**18.77**	**18.88**	**18.73**	**18.64**
Predicted number of shares	-	-	-	
Diluted book value per share in PLN	-	-	-	

Off balance sheet items '000PLN	as at 30/09/2003 (current year)	as at 30/06/2003 (current year)	as at 30/09/2002 (prior year)	as at 30/06/2002 (prior year)
1. Contingent receivables	-	-	-	-
1.1. From related entities	-	-	-	-
1.2. From other entities	-	-	-	-
2. Contingent liabilities	**3,848**	**3,369**	**840**	**840**
2.1. To related entities	1,931	1,458	840	840
- guarantees given	1,931	1,458	840	840
2.2. To other entities	1,917	1,911	-	-
- collateral for payment of services	1,717	1,711	-	-
- collateral for business contracts	200	200	-	-
3. Other	-	-	-	-
Total off balance sheet positions	**3,848**	**3,369**	**840**	**840**

CONSOLIDATED PROFIT AND LOSS	3 rd quarter from 1/07/2003 to 30/09/2003	cumulatively from 1/01/2003 to 30/09/2003	3 rd quarter from 1/07/2002 to 30/09/2002	cumulatively from 1/01/2002 30/09/2002
I. Net sales of finished products, merchandise and materials	**193,682**	**619,917**	**173,076**	**555,9**
- to related entities	856	2,884	524	1,4
1. Net sales of finished products	191,634	614,098	171,573	551,2
2. Net sales of merchandise and materials	2,048	5,819	1,503	4,6
II. Cost of finished products, merchandise and materials	**(134,752)**	**(406,956)**	**(107,296)**	**(318,8**
- from affiliated entities	(603)	(1,885)	(1,257)	(3,8
1. Cost of finished products sold	(133,539)	(402,811)	(105,664)	(313,7

AGORA SA

File No.: 82 – 4941

2. Cost of merchandise and materials sold	(1,213)	(4,145)	(1,632)	(5,01
III. Gross profit on sales (I-II)	**58,930**	**212,961**	**65,780**	**237,1**
IV. Selling expenses	(33,343)	(101,098)	(26,162)	(82,14
V. Administrative and general expenses	(26,983)	(85,822)	(27,608)	(87,61
VI. Profit on sales (III-IV-V)	**(1,396)**	**26,041**	**12,010**	**67,3**
VII. Other operating revenues	4,041	15,618	874	7,1
1. Profit from disposal of non-financial fixed assets	73	259	18	1
2. Subsidies	313	424	213	2
3. Other operating revenues	3,655	14,935	643	6,7
VIII. Other operating expenses	(4,911)	(16,355)	(5,694)	(14,97
1. Loss from disposal of non-financial fixed assets	-	-	-	
2. Revaluation of non-financial assets	(2,409)	(9,397)	(3,518)	(7,92
3. Other operating expenses	(2,502)	(6,958)	(5,694)	(7,04
IX. Profit on operating activities (VI+VII-VIII)	**(2,266)**	**25,304**	**7,190**	**59,5**
X. Financial revenues	6,667	13,728	4,909	17,5
1. Dividends and shares in profits, including	-	-	-	
- from related entities	-	-	-	
2. Interest, including	1,978	6,701	3,184	11,8
- from related entities	679	1,698	77	5
3. Profit from investments transferred	806	886	603	2,6
4. Revaluation of investments	793	1,390	7	
5. Others	3,090	4,751	1,115	3,0
XI. Financial expenses	(7,880)	(20,828)	(2,003)	(10,14
1. Interest, including	(2,262)	(7,720)	(11)	(4
- to related entities	(5)	(5)	(11)	(1
2. Loss from investments transferred	-	-	-	
3. Revaluation of investments	(3,203)	(7,663)	(1,380)	(3,96
4. Others	(2,415)	(5,445)	(612)	(6,14
XII. Profit (loss) on sale of shares or part of shares in subordinated entities	-	322	-	1
XIII. Profit (loss) on ordinary activities (IX+X+XI+/-XII)	**(3,479)**	**18,526**	**10,096**	**67,1**
XIV Extraordinary items (XIV.1. - XIV.2.)	1	27	-	
1. Extraordinary gains	2	28	-	
2. Extraordinary losses	(1)	(1)	-	
XV. Goodwill amortisation from subordinated entities	(2,832)	(8,828)	(880)	(1,93
XVI. Negative goodwill amortisation from subordinated entities	-	-	-	
XVII. Profit before taxation (XII+/-XIII)	**(6,310)**	**9,725**	**9,216**	**65,1**
XVIII. Corporate income tax	854	(5,605)	(3,453)	(12,13
a) Current tax expense	(175)	(1,611)	754	(3,71
b) Deferred tax expense	1,029	(3,994)	(4,207)	(8,41
XIX. Other obligatory charges (increases of a loss)	-	-	-	
XX. Share in net results of subordinated entities accounted for under the equity nethod	(391)	(1,242)	(732)	(1,59
XXI. Minority interest's share in profit	(91)	(582)	(80)	(50
XXII. Net profit (Loss) (XIV-XV-XVI+/-XVII)	**(5,938)**	**2,296**	**4,951**	**50,9**

Profit / (Loss) after taxation (for 12 months)	3,756		47,373	
Weighted average number of ordinary shares	**56,757,525**		**56,757,525**	
Net profit per ordinary share in PLN	**0.07**		**0.83**	
Weighted average diluted number of ordinary shares	-		-	
Diluted profit / (loss) after taxation per ordinary share in PLN	-		-	

Presented above earnings per share figure is annualised for the period from 1 October 2002 to 30 September 2003.

AGORA SA

File No.: 82 – 4941

CHANGES IN CONSOLIDATED EQUITY	3 rd quarter from 1/07/2003 to 30/09/2003	cumulatively from 1/01/2003 to 30/09/2003	3 rd quarter from 1/07/2002 to 30/09/2002	cumulatively from 1/01/2002 30/09/2002
. Equity opening balance	1,071,313	1,063,079	1,058,044	1,019,2
a) changes in the accounting policy	-	-	-	(7,20
b) corrections of fundamental errors	-	-	-	
.a. Opening balance of equity after reconciliation to comparable data	1,071,313	1,063,079	1,058,044	1,012,0
I. Share capital opening balance	56,758	56,758	56,758	56,7
.1. Changes in share capital	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
I.2. Share capital closing balance	56,758	56,758	56,758	56,7
:. Outstanding share capital contributions as at the beginning of the year	-	-	-	
:.1. Changes in outstanding share capital contributions	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
:.2. Outstanding share capital contributions as at the period end	-	-	-	
3. Agora's own shares as the beginning of the year	-	-	-	
3.1. Changes in Agora's own shares	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
I.2. Agora's own shares as at the year ended	-	-	-	
I. Reserve capital opening balance	1,015,891	963,620	967,777	781,7
I.1. Changes in capital reserves	16	52,287	-	186,0
ı) additions	16	52,431	-	186,0
- share premium from IPO	-	-	-	
- net profit appropriation (statutory)	-	-	-	
- net profit appropriation (over statutory minimum value)	-	52,405	-	180,1
- fixed assets revaluations	16	26	-	
- consolidated adjustments	-	-	-	5,8
›) disposals	-	(144)	-	
- loss coverage of incorporated City Magazine Sp. z o.o.	-	(144)	-	
I.2. Reserve capital closing balance	1,015,907	1,015,907	967,777	967,7
;. Revaluation reserve opening balance	545	555	581	6
;.1. Changes in revaluation reserves	(16)	(26)	-	(3
ı) additions	-	-	-	
›) disposals	(16)	(26)	-	(3
- fixed assets disposals	(16)	(26)	-	(3
;.2. Revaluation reserve closing balance	529	529	581	5
;. Other capital reserve opening balance	-	-	-	
;.1. Changes in other capital reserves	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
;.2. Other capital reserve closing balance	-	-	-	
'. Foreign exchange differences form translation of subordinated entities	-	-	-	
I. Accumulated profit from previous years, opening balance	(1,881)	42,146	32,928	180,1
I.1. Accumulated profit from previous years opening balance	8,234	42,146	45,994	180,1
a) changes in the accounting policy	-	-	-	(8,01

AGORA SA

File No.: 82 – 4941

b) corrections of fundamental errors	-	-	-	
.2. Opening balance of accumulated profit from previous years after **econciliation** to comparable data	**8,234**	**42,146**	**45,994**	**172,0**
) additions	-	144	-	
- net profit appropriation	-	-	-	
- loss of incorporated City Magazine Sp. z o.o. to be covered	-	144	-	
) disposals	-	(52,405)	-	(185,14
- transfer to capital reserves	-	(52,405)	-	(180,10
- consolidation adjustments	-	-	-	(5,04
.3. Closing balance of accumulated profit from previous years	**8,234**	**(10,115)**	**45,994**	**(13,06**
.4. Opening balance of accumulated loss from the prior year	**(10,115)**	-	**(13,066)**	
- changes in the accounting policy	-	-	-	
- adjustments of fundamental errors	-	-	-	
.5. Opening balance of accumulated loss from the prior year after **econciliation** to comparable data	**(10,115)**	-	**(13,066)**	
) additions	-	-	-	
) disposals	-	-	-	
.6. Closing balance of accumulated loss from the prior year	**(10,115)**	-	**(13,066)**	
.7. Closing balance of accumulated profit/(loss) from the prior year	**(1,881)**	**(10,115)**	**32,928**	**(13,06**
. Net result	**(5,938)**	**2,296**	**4,951**	**50,9**
) net profit	-	2,296	4,951	50,9
) net loss	(5,938)	-	-	
) profit write-offs	-	-	-	
I. Equity closing balance	**1,065,375**	**1,065,375**	**1,062,995**	**1,062,9**
II. Equity after the proposed profit distribution or providing for a loss	**1,065,375**	**1,065,375**	**1,062,995**	**1,062,9**

As a result of consolidating of a set of subsidiary and associate companies, which were not consolidated as at 31 December 2001, as specified in the management comments, opening balance of equity as at 1 January 2001 was decreased by PLN 7 201 thousands that represents Group's share in equity of the consolidated companies at that date and amortisation of the consolidation goodwill for the period up to 1 January 2002.

CONSOLIDATED CASH FLOW STATEMENT	3 rd quarter from 1/07/2003 to 30/09/2003	cumulatively from 1/01/2003 to 30/09/2003	3 rd quarter from 1/07/2002 to 30/09/2002	cumulatively from 1/01/2002 30/09/2002
. Cash flow from operating activities - indirect method	-	-	-	
. Profit after taxation	**(5,938)**	**2,296**	**4,951**	**50,9**
I. Total adjustments	**34,920**	**96,148**	**40,175**	**88,5**
1. Profit (loss) of minority shareholders	63	554	80	5
2. Share in profit of companies consolidated under the equity method	391	1,242	732	1,5
3. Depreciation	31,404	102,268	28,715	81,1
- Goodwill or negative goodwill write-offs	2,832	8,828	880	1,9
4. Foreign exchange rates (gains) / losses	-	-	(744)	(1,49
5. Interests and dividends	2,164	7,321	217	
6. (Profit) / Loss on investment activity	448	599	(14)	(81
7. Change in provisions	(4,237)	(348)	3,532	9,4
8. Change in inventory position	(2,191)	(614)	905	1,4
9. Change in accounts receivable position	5,669	12,119	8,470	8,2
10. Change in short-term liabilities (except for bank credits and loans)	(1,267)	(24,376)	(4,924)	(3,34
11. Change in interperiod settlements	(1,687)	(8,495)	2,261	2
12. Other adjustments	4,163	5,878	945	(8,44
II. Net cash flow from operating activities (I+/-II)	28,982	98,444	45,126	139,4

AGORA SA

File No.: 82 – 4941

B. Cash flow from investment activities	-	-	-	
I. Cash inflows from investing activities	**12,041**	**22,782**	**766**	**116,2**
1. Disposal of intangible fixed assets tangible fixed assets	173	514	23	3
2. Disposal of real estate property investments and intangible fixed assets	-	-	-	
3. From financial assets, including:	11,868	22,268	-	114,1
a) assets in related entities	-	10,400	-	6
- financial assets dissposed of	-	400	-	6
- dividends and shares in profits	-	-	-	
- repayment of long-term loans granted	-	-	-	
- interests	-	-	-	
- other inflows from financial assets	-	10,000	-	
b) assets in other entities	11,868	11,868	-	113,4
- financial assets dissposed of	11,868	11,868	-	113,4
- dividends and shares in profits	-	-	-	
- repayment of long-term loans granted	-	-	-	
- interests	-	-	-	
- other inflows from financial assets	-	-	-	
4. Other investment inflows	-	-	743	1,7
II. Cash outflows from investing activities	**(13,801)**	**(57,051)**	**(72,407)**	**(315,96**
1. Acquired intangible assets and tangible fixed assets	(10,553)	(28,077)	(33,751)	(128,14
2. Investments in real estate property and intangible assets	-	-	-	
3. Financial assets, including:	(2,899)	(28,328)	(37,493)	(110,01
a) assets in related entities	(2,714)	(11,568)	(37,033)	(48,23
- financial assets acquired	(163)	(4,383)	(35,980)	(43,62
- long-term loans granted	(2,551)	(7,185)	(1,053)	(4,61
b) assets in other entities	(185)	(16,729)	(460)	(61,77
- financial assets acquired	-	(15,610)	-	(57,67
- long-term loans granted	(185)	(1,119)	(460)	(4,10
4. Dividends paid to minority shareholders	-	-	-	
5. Other investment outflows	(349)	(646)	(1,163)	(77,80
III. Cash flow from investment activities (I-II)	**(1,760)**	**(34,269)**	**(71,641)**	**(199,73**
C. Cash flow from financing activities	-	-	-	
I. Inflows from financing activities	-	**2,836**	-	
1. Net inflows from issuing shares and other capital instruments and additional capital contributions	-	-	-	
2. Bank credits and loans	-	2,836	-	
3. Issue of debt securities	-	-	-	
4. Other financial inflows	-	-	-	
II. Cash outflows from financing activities	**(4,176)**	**(32,555)**	-	**(1,78**
1. Entity's own shares acquired	-	-	-	
2. Dividends and other payments to shareholders/owners	-	(1,008)	-	
3. Payments, other than dividends to shareholders, distributions of profit	-	-	-	
4. Bank credits and loans repaid	(1,995)	(15,013)	-	
5. Debt securities redeemed	-	(9,000)	-	
6. Other financial liabilities	-	-	-	
7. Rentals paid under finance leasing contracts	(11)	(196)	-	
8. Interest	(2,166)	(7,334)	-	
9. Other financial outflows	(4)	(4)	-	(1,78
III. Cash flow from financing activities (I-II)	(4,176)	**(29,719)**	-	**(1,78**
D. Total net cash flows (A.III+/-B.III+/-C.III)	23,046	**34,456**	**(26,515)**	**(62,04**
E. Change of cash position in the balance sheet	23,046	**34,456**	**(26,515)**	**(62,04**

AGORA SA

File No.: 82 – 4941

- including change in cash position due to foreign exchange differences	(8)	18	137	5,6
:. Cash and cash equivalents at the beginning of the financial year	62,470	**51,060**	**102,310**	**137,8**
3. Cash and cash equivalents at the end of the financial year (F+/- D)	**85,516**	**85,516**	**75,795**	**75,7**
- including restricted cash	4,207	4,207	7,682	7,6

Opening balance of cash as at 1 January 2001 was increased by the opening balance of cash in subsidiary companies that were consolidated for the first time in the financial statements. Consequently balance increased by PLN 4 964 thousand from PLN 132 880 thousand (Group's closing balance as at 31 December 2001) to PLN 137 844 thousand.

The Group has changed the balance sheet presentation of the short term monetary assets of maturities up to 3 months (treasury papers and shares in investment funds), which are now presented as cash equivalents, while they used to be presented as short term financial assets. As a consequence of the change in presentation the balance of cash and cash equivalents increased and the balance of short term securities and financial assets decreased by the following amounts: PLN 1 579 thousand, PLN 53 971 thousand, PLN 34 607 thousand in the opening balance of cash as at 1 January 2003 and as at 30 September 2003, 30 June 2003, respectively.

:xtract of quarterly financial statements of Agora SA

BALANCE SHEET '000 PLN	as at 30/09/2003 (current year)	as at 30/06/2003 (current year)	as at 30/09/2002 (prior year)	as at 30/06/2002 (prior year)
\ s s e t s	-	-	-	
. Fixed assets	**1,110,971**	**1,123,254**	**969,885**	**926,1**
1. Intangible fixed assets, including	95,060	95,297	95,715	98,4
- goodwill	5,064	5,217	3,157	3,4
2. Tangible fixed assets	693,954	711,304	754,624	746,3
3. Long-term debtors	37	43	40	
3.1. From related entities	-	-	-	
3.2. From other entities	37	43	40	
4. Long-term investments	321,920	316,610	119,506	81,3
4.1. Real estate property	-	-	-	
4.2. Intangible fixed assets	-	-	-	
4.3. Long-term financial assets	321,920	316,610	119,506	81,3
a) in related entities	313,927	304,417	99,035	63,1
- shares in subordinated entities accounted for under the equity method	-	-	-	
b) in other entities	7,993	12,193	20,471	18,2
4.4. Other long-term investments	-	-	-	
5. Long-term interperiod settlements	-	-	-	
5.1. Assets from deferred income tax	-	-	-	
5.2. Others	-	-	-	
I. Current assets	**218,354**	**208,100**	**192,564**	**231,9**
1. Inventories	11,647	10,650	13,239	14,3
2. Short-term receivables	108,999	124,199	105,188	117,5
2.1. From related entities	6,775	19,114	10,956	15,2
2.2. From other entities	102,224	105,085	94,232	102,3
3. Short-term investments	88,749	68,590	72,744	97,8
3.1. Short-term financial assets	88,749	68,590	72,744	97,8
a) in related entities	2,968	2,082	1,238	8
b) in other entities	7,848	18,080	37	
c) cash and other cash assets	77,933	48,428	71,469	97,0

AGORA SA

File No.: 82 – 4941

3.2. Other short-term investments	-	-	-	
4. Short-term interperiod settlements	8,959	4,661	1,393	2,1
Total assets	**1,329,325**	**1,331,354**	**1,162,449**	**1,158,1**
Liabilities and shareholders' equity	-	-	-	
Equity	**1,049,765**	**1,054,111**	**1,029,439**	**1,023,8**
1. Share capital	56,758	56,758	56,758	56,7
2. Outstanding share capital contributions (negative figure)	-	-	-	
3. Entity's own shares (negative figure)	-	-	-	
4. Reserve capital	973,705	973,690	902,219	902,2
5. Revaluation reserve	529	545	581	5
6. Other reserve capital	-	-	-	
7. Accumulated profit/(loss) from previous years	-	-	-	
8. Net profit for the year	18,773	23,118	69,881	64,3
9. Write-offs from net profit for the financial year (negative figure)	-	-	-	
I. Liabilities and provisions for liabilities	**279,560**	**277,243**	**133,010**	**134,2**
1. Provisions for liabilities	52,347	54,903	39,874	36,2
1.1. Provision for deferred income tax	43,912	45,162	29,650	25,1
1.2. Provision for retirement and similar benefits	1,462	1,417	-	
a) long-term provisions	1,447	1,403	-	
b) short-term provisions	15	14	-	
1.3. Other provisions	6,973	8,324	10,224	11,0
a) long-term provisions	6,973	8,324	9,733	9,6
b) short-term provisions	-	-	491	1,4
2. Long-term liabilities	113,347	122,065	21	
2.1. To related entities	-	-	-	
2.2. To other entities	113,347	122,065	21	
3. Short-term liabilities	93,994	81,451	76,296	81,3
3.1. To related entities	11,302	7,879	4,165	4,7
3.2. To other entities	70,373	61,235	61,765	66,1
3.3. Special funds	12,319	12,337	10,366	10,4
4. Interperiod settlements	19,872	18,824	16,819	16,6
4.1. Negative goodwill	-	-	9	
4.2. Other interperiod settlements	19,872	18,824	16,810	16,5
a) long-term	9	18	45	
b) short-term	19,863	18,806	16,765	16,5
Total equity and liabilities	**1,329,325**	**1,331,354**	**1,162,449**	**1,158,1**

Book value	1,049,765	**1,054,111**	**1,029,439**	**1,023,868**
Number of shares	56,757,525	**56,757,525**	**56,757,525**	**56,757,525**
Book value per share in PLN	18.50	**18.57**	**18.14**	**18.04**
Predicted number of shares	-	-	-	
Diluted book value per share in PLN	-	-	-	

Off balance sheet items '000PLN	as at 30/09/2003 (current year)	**as at 30/06/2003 (current year)**	**as at 30/09/2002 (prior year)**	**as at 30/06/20 (prior year)**
1. Contingent receivables	-	-	-	
1.1. From related entities	-	-	-	
1.2. From other entities	-	-	-	
2. Contingent liabilities	**1,523**	**1,050**	**840**	**8**
2.1. To related entities	1,523	1,050	840	8
2.2. To other entities	-	-	-	

AGORA SA

File No.: 82 – 4941

I. Other	-	-	-	
Total off balance sheet positions	1,523	1,050	840	8

PROFIT AND LOSS	3 rd quarter from 1/07/2003 to 30/09/2003	cumulatively from 1/01/2003 to 30/09/2003	3 rd quarter from 1/07/2002 to 30/09/2002	cumulatively from 1/01/2002 30/09/2002
. Net sales of finished products, merchandise and materials	**172,548**	**546,035**	**169,757**	**544,7**
- to related entities	5,610	17,821	6,194	17,3
1. Net sales of finished products	171,065	540,411	167,498	537,8
2. Net sales of merchandise and materials	1,483	5,624	2,259	6,8
I. Cost of finished products, merchandise and materials	**(110,871)**	**(343,936)**	**(112,146)**	**(332,84**
- from affiliated entities	(11,195)	(36,183)	(12,431)	(36,09
1. Cost of finished products sold	(110,211)	(340,743)	(110,616)	(327,83
2. Cost of merchandise and materials sold	(660)	(3,193)	(1,530)	(5,00
II. Gross profit on sales (I-II)	**61,677**	**202,099**	**57,611**	**211,8**
V. Selling expenses	(40,390)	(108,527)	(23,545)	(73,92
/. Administrative and general expenses	(23,802)	(73,920)	(23,895)	(79,31
/I. Profit on sales (III-IV-V)	**(2,515)**	**19,652**	**10,171**	**58,6**
/II. Other operating revenues	1,036	4,517	686	6,5
1. Profit from disposal of non-financial fixed assets	-	67	21	1
2. Subsidies	259	281	213	2
3. Other operating revenues	777	4,169	452	6,2
/III. Other operating expenses	(2,330)	(8,719)	(4,982)	(11,72
1. Loss from disposal of non-financial fixed assets	(4)	-	-	
2. Revaluation of non-financial assets	(1,182)	(4,566)	(4,188)	(7,92
3. Other operating expenses	(1,144)	(4,153)	(794)	(3,79
X. Profit on operating activities (VI+VII-VIII)	**(3,809)**	**15,450**	**5,875**	**53,4**
(. Financial revenues	5,361	32,483	5,232	38,2
1. Dividends and shares in profits, including	-	17,028	-	19,3
- from related entities	-	17,028	-	19,3
2. Interest, including	3,052	10,143	3,597	13,2
- from related entities	1,787	5,472	576	2,3
3. Profit from investments transferred	759	839	743	2,7
4. Revaluation of investments	-	1,293	7	
5. Others	1,550	3,180	885	2,8
(I. Financial expenses	(7,460)	(25,650)	(2,436)	(11,49
1. Interest, including	(2,049)	(6,804)	(4)	(
- to related entities	-	-	-	
2. Loss from investments transferred	-	(4)	-	
3. Revaluation of investments	(4,470)	(15,354)	(1,850)	(5,31
4. Others	(941)	(3,488)	(582)	(6,17
(II. Profit on ordinary activities (IX+X-XI)	**(5,908)**	**22,283**	**8,671**	**80,1**
(III. Extraordinary items (XIII.1. - XIII.2.)	1	24	-	(
1. Extraordinary gains	2	25	-	
2. Extraordinary losses	(1)	(1)	-	(
(IV. Profit before taxation (XII+/-XIII)	**(5,907)**	**22,307**	**8,671**	**80,1**
(V. Corporate income tax	1,562	(3,534)	(3,100)	(10,30
a) Current tax expense	311	-	1,383	(1,61
b) Deferred tax expense	1,251	(3,534)	(4,483)	(8,68
(VI. Other obligatory charges (increases of a loss)	-	-	-	
(VII. Share in net results of subordinated entities accounted for under the equity method	-	-	-	
(VIII. Net profit (Loss) (XIV-XV-XVI+/-XVII)	(4,345)	**18,773**	**5,571**	**69,8**

File No.: 82 – 4941

›rofit / (Loss) after taxation (for 12 months)	21,367		63,791	
Veighted average number of ordinary shares	56,757,525		56,757,525	
›let profit per ordinary share in PLN	0.38		1.12	
Veighted average diluted number of ordinary shares	-		-	
›iluted profit / (loss) after taxation per ordinary share in PLN	-		-	

Presented above earnings per share figure is annualised for the period from 1 October 2002 to 30 September 2003.

CHANGES IN EQUITY	3 rd quarter from 1/07/2003 to 30/09/2003	cumulatively from 1/01/2003 to 30/09/2003	3 rd quarter from 1/07/2002 to 30/09/2002	cumulatively from 1/01/2002 30/09/2002
. **Equity** opening balance	1,054,111	1,030,993	1,023,868	959,5
ı) changes in the accounting policy	-	-	-	
›) corrections of fundamental errors	-	-	-	
.a. **Opening** balance of equity after reconciliation to comparable data	1,054,111	1,030,993	1,023,868	959,5
ı. **Share** capital opening balance	56,758	56,758	56,758	56,7
.1. Changes in share capital	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
ı.2. **Share** capital closing balance	56,758	56,758	56,758	56,7
!. **Outstanding** share capital contributions as at the beginning of the year	-	-	-	
!.1. Changes in outstanding share capital contributions	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
!.2. **Outstanding** share capital contributions as at the period end	-	-	-	
3. Agora's own shares as the beginning of the year	-	-	-	
3.1. Changes in Agora's own shares	-	-	-	
ı) additions	-	-	-	
›) disposals	-	-	-	
ı.2. **Agora's** own shares as at the year ended	-	-	-	
ı. **Reserve** capital opening balance	973,690	901,205	902,219	736,7
ı.1. **Changes** in capital reserves	15	72,500	-	165,5
ı) additions	15	72,644	-	165,5
- share premium from IPO	-	-	-	
- net profit appropriation (statutory)	-	-	-	
- net profit appropriation	-	72,619	-	165,4
- fixed assets revaluations	15	25	-	
›) disposals	-	(144)	-	
- loss coverage of incorporated City Magazine Sp. z o.o.	-	(144)	-	
ı.2. **Reserve** capital closing balance	973,705	973,705	902,219	902,2
;. **Revaluation** reserve opening balance	545	555	581	6
;.1. **Changes** in revaluation reserves	(16)	(26)	-	(:
ı) additions	-	-	-	
›) disposals	(16)	(26)	-	(:
- fixed assets disposals	(16)	(26)	-	(:
;.2. **Revaluation** reserve closing balance	529	529	581	5
;. **Other** capital reserve opening balance	-	-	-	
;.1. Changes in other capital reserves	-	-	-	
ı) additions	-	-	-	

AGORA SA

File No.: 82 – 4941

;.2. Other capital reserve closing balance	-	-	-	
'. Accumulated profit from previous years, opening balance	23,118	**72,475**	**64,310**	**165,4**
'.1. Accumulated profit from previous years opening balance	23,118	**72,619**	**64,310**	**165,4**
a) changes in the accounting policy	-	-	-	
b) corrections of fundamental errors	-	-	-	
'.2. Opening balance of accumulated profit from previous years after 'econciliation to comparable data	23,118	**72,619**	**64,310**	**165,4**
ı) additions	-	-	-	
›) disposals	-	(72,619)	-	(165,48
- transfer to capital reserves	-	(72,619)	-	(165,48
'.3. Closing balance of accumulated profit from previous years	23,118	-	**64,310**	
'.4. Opening balance of accumulated loss from the prior year	-	**(144)**	-	
- changes in the accounting policy	-	-	-	
- adjustments of fundamental errors	-	-	-	
'.5. Opening balance of accumulated loss from the prior year after 'econciliation to comparable data	-	**(144)**	-	
ı) additions	-	-	-	
›) disposals	-	144	-	
- loss of incorporated City Magazine Sp. z o.o. to be covered	-	144	-	
-	-	-	-	
-	-	-	-	
'.6. Closing balance of accumulated loss from the prior year	-	-	-	
'.7. Closing balance of accumulated profit/(loss) from the prior year	23,118	-	**64,310**	
ı. Net result	(4,345)	**18,773**	**5,571**	**69,8**
ı) net profit	-	18,773	5,571	69,8
›) net loss	(4,345)	-	-	
:) profit write-offs	-	-	-	
ı. Equity closing balance	1,049,765	**1,049,765**	**1,029,439**	**1,029,4**
II. Equity after the proposed profit distribution or providing for a loss	1,049,765	**1,049,765**	**1,029,439**	**1,029,4**

CASH FLOW STATEMENT	3 rd quarter from 1/07/2003 to 30/09/2003	**cumulatively from 1/01/2003 to 30/09/2003**	**3 rd quarter from 1/07/2002 to 30/09/2002**	**cumulatively from 1/01/2002 30/09/2002**
\. Cash flow from operating activities - indirect method	-	-	-	
. Profit after taxation	(4,345)	**18,773**	**5,571**	**69,8**
I. Total adjustments	26,784	**59,935**	**32,969**	**53,9**
1. Share in profit of companies consolidated under the equity method	-	-	-	
2. Depreciation	22,730	76,392	25,835	75,4
3. Foreign exchange rates (gains) / losses	(10)	(7)	(891)	(1,6<
4. Interests and dividends	2,047	(11,458)	(13)	(19,5<
5. (Profit) / Loss on investment activity	(151)	(206)	(14)	(81
6. Change in provisions	(2,556)	780	3,661	7,7
7. Change in inventory position	(998)	1,151	1,145	1,3
8. Change in accounts receivable position	2,202	(568)	6,204	2,9
9. Change in short-term liabilities (except for bank credits and loans)	4,137	(8,712)	(4,574)	(2,8(
10. Change in interperiod settlements	(3,251)	(6,819)	937	(37
11. Other adjustments	2,634	9,382	679	(8,4:
II. Net cash flow from operating activities (I+/-II)	22,439	**78,708**	**38,540**	**123,7**
3. Cash flow from investment activities	-	-	-	
. Cash inflows from investing activities	23,799	**62,868**	**6,624**	**132,1**
1. Disposal of intangible fixed assets tangible fixed assets	-	95	23	3
2. Disposal of real estate property investments and intangible fixed assets	-	-	-	

AGORA SA

File No.: 82 – 4941

3. From financial assets, including:	23,799	62,773	5,858	130,0
a) assets in related entities	12,999	51,973	5,858	16,5
- financial assets dispossed of	-	400	-	6
- dividends and shares in profits	12,999	15,595	5,782	14,6
- repayment of long-term loans granted	-	34,853	19	8
- interests	-	1,125	13	2
- other inflows from financial assets	-	-	44	1
b) assets in other entities	10,800	10,800	-	113,4
- financial assets dispossed of	10,800	10,800	-	113,4
- dividends and shares in profits	-	-	-	
- repayment of long-term loans granted	-	-	-	
- interests	-	-	-	
- other inflows from financial assets	-	-	-	
4. Other investment inflows	-	-	743	1,7
I. Cash outflows from investing activities	**(14,645)**	**(98,372)**	**(70,706)**	**(314,2**
1. Acquired intangible assets and tangible fixed assets	(5,550)	(19,813)	(31,907)	(125,0
2. Investments in real estate property and intangible assets	-	-	-	
3. Financial assets, including:	(9,009)	(78,180)	(38,799)	(115,7
a) assets in related entities	(8,824)	(61,451)	(36,554)	(53,9
- financial assets acquired	(878)	(37,029)	(34,852)	(45,2
- long-term loans granted	(7,946)	(24,422)	(1,702)	(8,7
b) assets in other entities	(185)	(16,729)	(2,245)	(61,7
- financial assets acquired	-	(15,610)	(1,250)	(57,6
- long-term loans granted	(185)	(1,119)	(995)	(4,1
4. Other investment outflows	(86)	(379)	-	(73,4
II. Cash flow from investment activities (I-II)	**9,154**	**(35,504)**	**(64,082)**	**(182,1**
C. Cash flow from financing activities	-	-	-	
. Inflows from financing activities	-	-	-	
1. Net inflows from issuing shares and other capital instruments and additional capital contributions	-	-	-	
2. Bank credits and loans	-	-	-	
3. Issue of debt securities	-	-	-	
4. Other financial inflows	-	-	-	
I. Cash outflows from financing activities	**(2,088)**	**(6,800)**	-	**(1,7**
1. Entity's own shares acquired	-	-	-	
2. Dividends and other payments to shareholders/owners	-	-	-	
3. Payments, other than dividends to shareholders, distributions of profit	-	-	-	
4. Bank credits and loans repaid	-	-	-	
5. Debt securities redeemed	-	-	-	
6. Other financial liabilities	-	-	-	
7. Rentals paid under finance leasing contracts	-	-	-	
8. Interest	(2,049)	(6,696)	-	
9. Other financial outflows	(39)	(104)	-	(1,7
II. Cash flow from financing activities (I-II)	**(2,088)**	**(6,800)**	-	**(1,7**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**29,505**	**36,404**	**(25,542)**	**(60,1**
E. Change of cash position in the balance sheet	**29,505**	**36,404**	**(25,542)**	**(60,1**
- including change in cash position due to foreign exchange differences	(8)	18	137	5,6
F. Cash and cash equivalents at the beginning of the financial year	48,428	**41,529**	**97,011**	**131,5**
G. Cash and cash equivalents at the end of the financial year (F+/- D)	77,933	77,933	71,469	71,4
- including restricted cash	3,018	3,018	7,682	7,6

AGORA SA

File No.: 82 – 4941

Agora SA has changed the balance sheet presentation of the short term monetary assets of maturities up to 3 months (treasury papers and shares in investment funds), which are now presented as cash equivalents, while they used to be presented as short term financial assets. As a consequence of the change in presentation the balance of cash and cash equivalents increased and the balance of short term securities and financial assets decreased by the following amounts : PLN 52 312 thousand, PLN 32 980 thousand as at 30 September 2003 and as at 30 June 2003 respectively.

According to the above mentioned Cabinets Decree dated 16 October 2001 in the financial statements lines showing nil values were omitted.

Signatures of person authorised
to act on behalf of the Company

Vanda Rapaczynski - President of the Management Board

Piotr Niemczycki - Vice-President of the Management Board

Helena Łuczywo - Vice-President of the Management Board

Zbigniew Bąk - Vice-President of the Management Board

6 November 2003

The Company's announcement released on November 7, 2003:
Changes in Supervisory Board

The Management Board of Agora SA with its seat in Warsaw ("Agora", "Company") hereby informs of receipt on November 6, 2003 of the notification by Mr. Brian Cooper concerning tendering his resignation from the post of the Supervisory Board member.

Resignation is due to taking over by Mr. Cooper of new responsibilities in Cox Newspapers, Inc.

Along with Mr. Cooper's resignation Agora received a letter form Cox Poland Investments, Inc. requesting that Mr. Sanford Schwartz be appointed to Agora's Supervisory Board. Mr. Schwartz is currently Vice President & General Manager of Atlanta Journal-Constitution and, will become Executive Vice President of Cox Newspapers, Inc. effective January 1, 2004.

According to the provisions of § 21 section 2 of Agora's Statutes members of the Supervisory Board are appointed by the General Meeting of Shareholders. However, on the basis of the stipulations of § 21 section 5 of the Statutes should a Supervisory Board member's mandate expire due to his or her resignation other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor.